Barry M. Clarkson, Esq.	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5406	San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Perry Hindin, Esq.	London	Singapore
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Securities and Exchange Commission
Washington, D.C. 20549

Re:	Leap Wireless International, Inc.

Schedule TO-I

Filed March 26, 2013

File No. 005-54639

Dear Mr. Hindin:

On behalf of our client, Leap Wireless International, Inc. (the “Company”), we are responding to the Staff’s comment letter dated April 4, 2013 with respect to the above-referenced Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on March 26, 2013, relating to the tender offer (the “Offer”) by the Company for any and all of its 4.50% Convertible Senior Notes due 2014 (the “Convertible Notes”). For ease of reference, we have set forth your comments and the Company’s responses below.

In addition, concurrently herewith, the Company is filing, through EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”), together with a Supplement to the Offer to Purchase (the “Supplement”) filed as an exhibit thereto, in response to the Staff’s comments.

Offer to Purchase

General

1. We note that the offer is subject to a financing condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

April 11, 2013

The Company acknowledges that it is aware of the Staff’s position that a material change in an offer occurs when the offer becomes fully financed and, accordingly, five business days must remain in the offer or the offer must be extended upon satisfaction or waiver of the financing condition. The Company confirms that it will disseminate the disclosure of the Offer becoming fully financed in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that five business days will remain in the Offer, or that the Offer will be extended so that at least five business days remain in the Offer, following disclosure of any such change.

2. Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(1) of Regulation M-A. Item 10 also provides the information required by Item 1010(a)(3) and (a)(4), but such information does not appear to have been provided in the Offer to Purchase disseminated to security holders. Refer to Exchange Act Rule 13e-4(e)(1). Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

In response to the Staff’s comment, the Company has amended the disclosure in the Offer to Purchase (by means of the Supplement) to include the information required by Items 1010(a)(3), 1010(a)(4) and 1010(c)(1)-(5) of Regulation M-A. We respectfully note that Item 1010(c)(6) is not applicable to the Offer. The Company has advised us that it will disseminate the Supplement to holders of the Convertible Notes in the same manner as the Offer to Purchase was disseminated.

3. Please advise why this tender offer is not subject to Exchange Act Rule 13e-3.

Rule 13e-3 applies to any transaction or series of transactions which has or have a reasonable likelihood or a purpose of producing, directly or indirectly, the effects described in Rule 13e-3(a)(3)(ii), namely:

(a)	causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 of the Exchange Act or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act; or

(b)	causing any class of equity securities of the issuer that is listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on a national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Convertible Notes were not registered under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not subject to Section 15(d) or Section 12(g) of the Exchange Act. We confirm that the number of participants who are record holders of the Convertible Notes is less than 300. Specifically, we have been advised by The Depository Trust Company that, as of March 19, 2013, there were 43 participants that were record holders of the Convertible Notes. Because the Convertible Notes were held of record by fewer than 300 persons, the Offer could not cause the Convertible Notes to become eligible for termination of registration under Rule 12g-4 under the Exchange Act. Moreover, because the Company’s common shares, par value $0.0001 per share, are registered pursuant to Section 12(b) of the Exchange Act, the Offer will not affect the Company’s obligation to file reports under the Exchange Act.

April 11, 2013

Further, the Convertible Notes are not listed on any national securities exchange, nor are they authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Therefore, the Offer will not cause the delisting of the Convertible Notes from a national securities exchange or the termination of quotation of the Convertible Notes in an inter-dealer quotation system of any registered national securities association.

Consequently, the Offer will not have any of the effects described in Rule 13e-3(a)(3)(ii) and therefore Rule 13e-3 under the Exchange Act does not apply to the Offer.

Any questions regarding the foregoing should be directed to the undersigned at (858) 523-5406.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson of LATHAM & WATKINS LLP

cc:	Robert J. Irving, Jr., Leap Wireless International, Inc.

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated April 4, 2013 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s Schedule TO-I filed on March 26, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 11, 2013

/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President, General Counsel &
Chief Administrative Officer